www.eagleships.com 300 First Stamford Place Stamford, CT 06902 +1 203 276 8100 www.eagleships.com

BY EDGAR SUBMISSION

December 20, 2016

Ms. Melissa Raminpour

Branch Chief
Office of Transportation and Leisure

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:      Eagle Bulk Shipping Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed March 31, 2016

File No. 001-33831

Dear Ms. Raminpour:

Set forth below are the responses of Eagle Bulk Shipping Inc. (the “Company,” “Eagle Bulk,” “we,” “us,” “our” or similar terms) to the comments set forth in a letter, dated December 1, 2016 (the “Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Eagle Bulk’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2015, File No. 001-33831, filed with the Commission on March 31, 2016 (the “2015 10-K”). Capitalized terms that are not otherwise defined herein have the meanings set forth in the 2015 10-K.

Please note that we will soon begin our year-end audit process and we are currently preparing our Form 10-K for the fiscal year ending December 31, 2016, which we plan to file in March 2017. Considering the substantial time and effort involved in this process, we respectfully propose to respond to the comments in the Letter with revisions to our disclosure in our upcoming Form 10-K and future filings.

For your convenience, we have reproduced the Staff’s comments in bold and have supplied our responses immediately below each question. Page references in the responses are to the 2015 10-K.

Form 10-K for the Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Vessel Lives and Impairment, page 63

1.

We note your disclosure on page 63, that in developing future cash flows estimates used in your impairment analysis, you utilize an estimated daily TCE for your vessels' unfixed days based on the last twenty years of historical average of one to three years' time charter. In light of your disclosures that actual rates are currently lower than estimates and that charter rates in the last few years have continued to drop, please provide for us a sensitivity analysis illustrating how your impairment analysis for your vessels would have been affected if the most recent five year, three year or one year historical average rates had been utilized for purposes of estimating cash flows for unfixed days and consider providing at risk disclosures in terms of failing your impairment test with current rate assumptions. If you are not at risk in terms of failing your test, please state this fact.

Response: The Company acknowledges the Staff’s comment and advises the Staff that, in our impairment analysis as of December 31, 2015, the Company has estimated charter rates for unfixed days of $6,700 per day for the year 2016, $7,800 per day for the year 2017 and $13,926 per day, which represents the twenty-year historical average of one and three year time charter rates, for the years 2018 until the end of the useful life of each vessel. The comparable daily time charter equivalent rates for five and ten-year historical average was $13,578 and $18,563, respectively. If the Company used the five year or ten year historical average for unfixed days after 2017, the undiscounted projected net operating cash flows for each vessel exceed the vessel's carrying value resulting in no impairment. The potential incremental impairment (above the impairment that we recorded in 2015) had we used one and three-year historical average time charter rates is shown in the table below. However, it is important to note that the Company believes that using a one or three year historical average for unfixed days after 2017 in our impairment testing would not be an appropriate measure given the greater length of shipping cycles and the ages of our vessels, which are an average of 7.7 years old as of December 31, 2015, with an additional average estimated useful life of 17.3 years. As such, management believes that utilizing a longer period of historical charter rates is more reflective of the cyclical nature of the shipping business, which tends to have cycles much longer than one, three or five years.

	Incremental No of vessels	Potential Incremental Impairment (in millions)
1 yr historical average	38	$348
3 yr historical average	35	$300
5 yr historical average	None	None
10 yr historical average	None	None

The Company also respectfully advises the Staff that the following disclosure is included at p. 63 in the 2015 10-K:

Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time, which could adversely affect our revenue and profitability, and future assessments of vessel impairment. In the event that an impairment were to occur, we would determine the fair value of the related asset and record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. We estimate fair value primarily through the use of third party valuations performed on an individual vessel basis. Such valuation is not necessarily the same as the amount any vessel may bring upon sale, which may be more or less, and should not be relied upon as such.

Additionally, the Company refers the Staff to the table on page 64 of the 2015 10-K, which shows the carrying value of each vessel and whether the basic charter-free market value of each such vessel is lower than the vessel’s carrying value as of December 31, 2015 and December 31, 2014, along with the aggregate amount by which the basic charter-free market value of such vessels is lower than the aggregate carrying value as of those dates.

Taken together, the Company believes its current disclosures, as described above, appropriately present the information required regarding vessel impairment. In addition, we understand that, because of the length of the shipping business cycle and the length of average vessel useful lives, there is a general consensus in the shipping industry that five, three and one year historical charter rates cover periods too short to appropriately model anticipated cash flows for vessel impairment analysis. The Company has carefully considered the factors contributing to this determination, including publicly available correspondence and analyses submitted to the Staff by other issuers, and we continue to believe that five, three and one year historical charter rates do not permit accurate vessel impairment determinations. However, to provide additional information to assist investors in evaluating the possible impact on future results of operations if charter rates do not improve from their current levels, we propose providing additional disclosures in future filings showing the sensitivity of our impairment testing had we used five or ten year historical average rates.

Results of Operations for the years ended December 31, 2015, 2014 and 2013

Factors Affecting Our Results of Operations, page 66

2.

We note your disclosure on page 66 which cites the reason for your presentation of the combined results for the predecessor and successor periods for the year ended December 31, 2014. Please be advised that it is not appropriate to combine the results for the predecessor and successor periods for purposes of MD&A discussion or otherwise as the financial statements are prepared on different bases of accounting and are not comparable. In this regard, please revise MD&A to include separate discussions of the predecessor and successor entities' results for each respective period or alternatively provide a discussion of your results on a pro forma basis.

Response: The Company respectfully acknowledges Staff’s comment and proposes to revise our disclosure in future filings to separate the discussion of the results of operations, as indicated in the comment, in our MD&A.

Quantitative and Qualitative Disclosures about Market Risk, page 75

3.

Given the substantial amount of debt on your balance sheet, please revise your market risk disclosures to provide a more robust discussion of the effects of interest rate risks on your results of operations and financial condition. Your discussion of this market risk does not comply with the guidance outlined in Item 305 of Regulation S-K. Please also revise to expand your discussion of foreign currency risk to comply with one of the disclosure alternatives in Item 305(a) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully proposes to expand our disclosure of interest rate and foreign currency risks in future filings in a manner consistent with the following:

Interest Rate Expense Sensitivity Analysis

As of December 31, 2015, our outstanding debt consisted of a Term Loan in the aggregate principal amount of $205 million and a Revolving Loan in the aggregate principal amount of $40 million. Our cash interest expense on our Exit Financing Facility for the twelve months ended December 31, 2015 was $9,781,106 (refer to p. F-23 on our 2015 10-K). The table below provides a sensitivity analysis of changes in interest rates for an increase or decrease of 100 basis points and an increase of 200 basis points and the increased or decreased annual interest expense under each scenario:

For the year ended December 31, 2015
Incremental interest expense
+200 basis points	$4,907,500
+100 basis points	$2,453,750
-100 basis points*	$(1,055,113)

* LIBOR was 43 basis points as of December 31, 2015. The LIBOR floor is 0%, therefore, the interest rates would only go down by 43 basis points.

Foreign Currency and Exchange Rate Risk

The shipping industry in which the Company operates substantially transacts using the U.S. dollar. The Company generates all of its revenues in U.S. dollars and the Company’s current exposure to currency fluctuations is not material. The majority of the Company's operating expenses and the entirety of its management expenses are in U.S. dollars. However, we incur some of our voyage expenses and vessel expenses in other currencies. The amount and frequency of some of these expenses may fluctuate from period to period. Depreciation in the value of the U.S. dollar relative to other currencies will increase the U.S. dollar cost to us of paying such expenses. There is currently no expectation that that there would be an increase in the business conducted in foreign currencies. In the future if there is a substantial increase in our foreign currency transactions, our exposure could increase and we may seek to hedge against any currency fluctuations.

Report of Independent Registered Public Accounting Firm, page F-4

4.

We note that the audit report on page F-3 covers the predecessor period for the 2014 year from January 1, 2014 to October 15, 2014. Given that the successor period audit report on page F-4 includes the period from October 25, 2014 to December 31, 2014, it is unclear if the audit covers the period from October 16, 2014 to October 25, 2014. We note that in your December 31, 2014 10-K, the audit report for the 2014 successor period covered from October 16, 2014 to December 31, 2014. Please revise to include the appropriate audit report so that all periods presented in your 10-K are covered by audit.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the audit report set forth on page F-4 of the 2015 10-K included a typographical error. The audit report for the Successor should have stated that it included the period from October 16, 2014 to December 31, 2014. The Company refers the Staff to the consent provided by our external auditors, PricewaterhouseCoopers LLP, in Exhibit 23.2 to our 2015 10-K, which refers to the audit period accurately as October 16, 2014 to December 31, 2014. The Company also notes that the PricewaterhouseCoopers LLP opinion covering the successor period was reflected correctly in our Form 10-K for the year ended December 31, 2014. Because the prior opinion and the auditor’s consent consistently refer to the period from October 16, 2014 to December 31, 2014, the Company respectfully proposes to correct this typographical error in its Form 10-K for the fiscal year ending December 31, 2016.

Note 13. Stock Incentive Plans, page F-28

5.

Please revise to include all disclosures required by ASC 718-10-50 related to your stock compensation. In this regard, it appears that during the periods subsequent to your emergence from bankruptcy, you made several grants of restricted stock and stock options. Please revise to disclose the information required by ASC 718-10-50-2 for the appropriate periods.

Response: We acknowledge the Staff’s comment and respectfully propose to provide the following additional disclosures as required by ASC 718-10-50-2 in our future filings:

●	the method of calculating volatility;
●	the graded method used by the Company to recognize compensation expense;
●	disclosure relating to shares and options expected to vest;
●	the number and weighted average exercise price for stock options or stock units outstanding at the beginning and end of the year, granted, exercised, expired and forfeited during the year; and
●	the number and weighted average exercise price for restricted stock not vested at the beginning and end of the year, granted, vested and forfeited during the year.

If you have any questions with respect to these responses or require additional information, please contact me at 203-276-8100.

Very truly yours,

/s/ Frank De Costanzo
Frank De Costanzo
Chief Financial Officer

cc:       Heather Clark, Securities and Exchange Commission

Gary Vogel, Chief Executive Officer, Eagle Bulk Shipping Inc.

Daniel I. Fisher, Esq., Akin Gump Strauss Hauer & Feld LLP

Shar Ahmed, Esq., Akin Gump Strauss Hauer & Feld LLP

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